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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   AVAYA INC.
                           (Name of Subject Company)

                          AVAYA INC. (OFFEROR/ISSUER)
                WARBURG, PINCUS EQUITY PARTNERS, L.P. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II, C.V. (OFFEROR)
        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V. (OFFEROR)
                      (Name of Person(s) Filing Statement)

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                       (Title of Class(es) of Securities)

                               CUSIP NO. 053499AA
                   (CUSIP Number of Class(es) of Securities)

                             PAMELA F. CRAVEN, ESQ.
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908 953-6000)

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

      AKIKO MIKUMO, ESQ.               DAVID M. SILK, ESQ.          MICHAEL J. SCHIAVONE, ESQ.
    MALCOLM E. LANDAU, ESQ.      WACHTELL, LIPTON, ROSEN & KATZ         SHEARMAN & STERLING
  WEIL, GOTSHAL & MANGES LLP           51 WEST 52ND STREET             599 LEXINGTON AVENUE
       767 FIFTH AVENUE             NEW YORK, NEW YORK 10019         NEW YORK, NEW YORK 10022
 NEW YORK, NEW YORK 10153-0119           (212) 403-1000                   (212) 848-4000
        (212) 310-8000

                            ------------------------

                           CALCULATION OF FILING FEE

Transaction Valuation:  $240,272,153 (1)         Amount of Filing Fee:  $38,335

------------------------

(1) For the purpose of calculating the filing fee only, this amount is based on the product of (i) $363.75, the average of the bid and ask prices of LYONs per $1,000 principal amount of maturity on December 20, 2002 and (ii) the quotient of (x) $660,542,000, the aggregate principal amount at maturity of LYONs which are sought for exchange, divided by (y) $1,000, or $240,272,153. The transaction value equals the product of (A) $240,272,153 and (B) .0002, or, $48,055 which is offset by $9,720 pursuant to Rule-11(a)(2).

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $9,720                 Filing Party: AVAYA INC.
           Form or Registration No.: S-4                  Date Filed: December 23, 2002

/ /        Check the box if the filing relates solely to preliminary
           communications made before the commencement of a tender
           offer.
           Check the appropriate boxes below to designate any
           transactions to which the statement relates:
/ /        third-party tender offer subject to Rule 14d-1.
/X/        issuer tender offer subject to Rule 13e-4.
/ /        going-private transaction subject to Rule 13e3.
/ /        amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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    On December 23, 2002, Avaya Inc. ("Avaya"), and Warburg, Pincus Equity
Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Pincus Funds" and, together with Avaya, the "Offerors") commenced an exchange offer (the "Exchange Offer") for up to $660,542,000 aggregate principal amount at maturity of Avaya's outstanding Liquid Yield Option-TM- Notes due 2021 (the "LYONs"), representing approximately 70% of the outstanding LYONs.

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the Exchange Offer. The Exchange Offer is being made pursuant to an Offer to Exchange/Prospectus dated December 23, 2002 (as amended and supplemented from time to time, the "Offer to Exchange/Prospectus").

ITEM 1.  SUMMARY TERM SHEET.

    The information required is disclosed under the caption "Summary--The Exchange Offer" in the Offer to Exchange/Prospectus, which document constitutes a prospectus meeting the requirements of Securities Act Rule 421(d).

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the company that is the subject of this Schedule TO and the related Offer to Exchange/Prospectus is Avaya Inc. The address of the principal executive offices of Avaya is 211 Mount Airy Road, Basking Ridge, New Jersey 07920, and the telephone number of Avaya is (908) 953-6000.

    (b) The offer is being made for Avaya's Liquid Yield Option-TM- Notes due 2021, which are convertible into shares of Avaya's common stock, par value $0.01 per share. As of December 23, 2002, there was $943,632,000 aggregate principal amount at maturity of LYONs outstanding.

    (c) The principal market on which Avaya's LYONs are traded and the last reported price for the LYONs for each quarter during the past two years are set forth in the section entitled "Price Range of Common Stock and LYONs" in the Offer to Exchange/Prospectus, which section is incorporated by reference in this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

    (a) This Schedule TO is being filed by the subject company, Avaya. The business address of Avaya is 211 Mount Airy Road, Basking Ridge, New Jersey 07920 and the business telephone number of Avaya is (908) 953-6000. Avaya's directors and executive officers and their positions and offices as of December 23, 2002, are set forth in the following table:

NAME                                                     POSITION
----                                   --------------------------------------------
Donald K. Peterson...................  Chairman and Chief Executive Officer
Garry K. McGuire.....................  Chief Financial Officer and
                                       Senior Vice President, Operations
Charles D. Peiffer...................  Vice President and Controller
Mark Leslie..........................  Director
Philip Odeen.........................  Director
Daniel C. Stanzione..................  Director
Paula Stern..........................  Director
Ronald Zarrella......................  Director

    The address of each director and executive officer is c/o Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920.

    This Schedule TO is also being filed by Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. The business address of each of the Warburg Pincus Funds is 466 Lexington Avenue, New York, New York 10017, and their business telephone number is (212) 878-0600. Additional information relating to the relationship between Avaya and the Warburg Pincus Funds is set forth in the section entitled "Relationship Between Avaya and the Warburg Pincus Funds" in the Offer to Exchange/Prospectus, which section is incorporated by reference in this Schedule TO.

    The general partner of each of the Warburg Pincus Funds is Warburg, Pincus & Co., whose business address is 466 Lexington Avenue, New York, New York 10017 and business telephone number is (212) 878-0600.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) For information regarding the material terms of the Exchange Offer, see the sections of the Offer to Exchange/Prospectus entitled "Questions and Answers About the Exchange Offer," "Summary," and "The Exchange Offer," which sections are incorporated by reference in this Schedule TO.

    (b) None of the Offerors will be purchasing any of the LYONs from any officer, director or affiliate of Avaya in the Exchange Offer. Following the Exchange Offer, the Warburg Pincus Funds and Avaya have agreed that the Warburg Pincus Funds will convert the LYONs they acquire in the Exchange Offer into shares of Avaya common stock pursuant to the terms of the indenture governing the LYONs as described under the section entitled "Questions and Answers About the Exchange Offer--Will the Warburg Pincus Funds Receive any Cash Proceeds or Compensation from the Exchange Offer?" and "Summary--Backstop Agreement between Avaya and the Warburg Pincus Funds" in the Offer to Exchange/Prospectus, which sections are incorporated by reference in this Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    For information regarding agreements, arrangements or understandings between Avaya, the Warburg Pincus Funds, and any other person with respect to the securities of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Relationship Between Avaya and the Warburg Pincus Funds," which section is incorporated by reference in this Schedule TO.

ITEM 6. PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

    (a) For information regarding the purpose of the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "The Offerors' Reasons for Making the Exchange Offer," which section is incorporated by reference in this Schedule TO.

    (b) For information regarding the disposition of the LYONS to be acquired in the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "Use of Proceeds," which section is incorporated by reference in this Schedule TO.

    (c) For information regarding changes in the capitalization of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Capitalization," and for information regarding changes in the board of directors of Avaya, see the section of the Offer to Exchange/Prospectus entitled "Relationship Between Avaya and the Warburg Pincus Funds," which sections are incorporated by reference in this Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) For information regarding the source of funds for the Exchange Offer, see the sections of the Offer to Exchange/Prospectus entitled "Summary--The Exchange Offer," and "Questions and Answers About the Exchange Offer--What Is the Source of the Cash to be Paid and the Shares to be Issued in the Exchange Offer?," which sections are incorporated by reference in this Schedule TO.

    (b) Not applicable.

    (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) None of the directors or executive officers of Avaya beneficially own any LYONs.

        None of the Warburg Pincus Funds or their general partner Warburg, Pincus & Co. beneficially own any LYONs.

    (b) None.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) For information regarding persons employed, retained or compensated in connection with the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "Fees and Expenses," which section is incorporated by reference in this Schedule TO.

    (b) For information regarding officers and employees of Avaya who may be involved in making solicitations in connection with the exchange offer, see the section of the Offer to Exchange/Prospectus entitled "The Exchange Offer-Solicitation," which section is incorporated by reference in this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

    (a) The financial statements contained in Avaya's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, and the section of the Offer to Exchange/Prospectus entitled "Summary Historical Financial Information," are incorporated by reference in this Schedule TO.

    (b) The sections entitled "Capitalization" and "Pro Forma Financial Information" in the Offer to Exchange/Prospectus are incorporated by reference in this Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) See the section of the Offer to Exchange/Prospectus entitled "The Exchange Offer--Required Approvals," and "The Exchange Offer--Conditions to the Exchange Offer," which sections are incorporated by reference in this Schedule TO.

ITEM 12.  EXHIBITS.

Exhibit (a)(1)(A)                      Offer to Exchange/Prospectus, dated December 23,
                                       2002 (incorporated by reference to Avaya's
                                       Registration Statement on Form S-4 filed with the
                                       Securities and Exchange Commission on December 23,
                                       2000 (the "Exchange Offer Registration Statement")).

Exhibit (a)(1)(B)                      Letter of Transmittal relating to the Exchange Offer
                                       (incorporated by reference to Exhibit 99.1 of the
                                       Exchange Offer Registration Statement).

Exhibit (a)(1)(C)                      Form of Notice of Guaranteed Delivery (incorporated
                                       by reference to Exhibit 99.2 of the Exchange Offer
                                       Registration Statement).

Exhibit (a)(1)(D)                      Form of Letter to Brokers (incorporated by reference
                                       to Exhibit 99.3 of the Exchange Offer Registration
                                       Statement).

Exhibit (a)(1)(E)                      Form of Letter to Clients (incorporated by reference
                                       to Exhibit 99.4 of the Exchange Offer Registration
                                       Statement).

Exhibit (a)(1)(F)                      Text of Press Release issued by Avaya Inc. dated
                                       December 23, 2002.

Exhibit (d)(1)                         Backstop Agreement, dated December 23, 2002, among
                                       Avaya Inc., Warburg, Pincus Equity Partners, L.P.,
                                       Warburg, Pincus Netherlands Equity Partners I, C.V.,
                                       Warburg, Pincus Netherlands Equity Partners II, C.V.
                                       and Warburg, Pincus Netherlands Equity
                                       Partners III, C.V. (incorporated by reference to
                                       Exhibit 10.33 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(2)                         Conversion and Exercise Agreement by and among the
                                       Company and the Warburg Pincus Entities, dated as of
                                       March 10, 2002 (incorporated by reference to
                                       Exhibit 10.28 of the Exchange Offer Registration
                                       Statement).

Exhibit (d)(3)                         Stock Purchase Agreement by and among the Company
                                       and the Warburg Pincus Entities, dated as of
                                       March 10, 2002 (incorporated by reference to
                                       Exhibit 10.27 of the Exchange Offer Registration
                                       Statement).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated: December 23, 2002

                                               AVAYA INC.

                                               By:  /s/ GARRY K. MCGUIRE
                                                    ------------------------------------------------
                                                    Name: Garry K. McGuire
                                                    Title:  Chief Financial Officer and Senior
                                                          Vice President, Operations

                                               WARBURG, PINCUS EQUITY
                                               PARTNERS, L.P.

                                               By:   Warburg, Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS I, C.V.

                                               By:   Warburg, Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS II, C.V.

                                               By:   Warburg, Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS III, C.V.

                                               By:   Warburg, Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By: